US$450 MILLION SYNDICATED TERM LOAN FACILITY FOR PT INDOSAT TBK

CLOSES AFTER STRONG OVERSUBSCRIPTION

Singapore, 12 June 2008 — PT Indosat Tbk. (“Indosat” or “Company”) today announced that the Company signed the agreement for a US$450 million five year term loan facility (the "Facility") on 12 June 2008.  The syndication of the Facility was launched in early May with an initial amount of US$200 million and a greenshoe of US$100 million. Indosat subsequently increased the amount to US$450 million given the strong over-subscription. The proceeds of the Facility will be used for capital expenditure and general corporate purposes.

ING Wholesale Banking and DBS Bank Ltd together act as the Mandated Lead Arrangers and Bookrunners. In addition, the Facility garnered support from 11 international financial institutions from four continents. Export Development Bank of Canada; Sumitomo Mitsui Banking Corporation, Singapore Branch; Commerzbank Aktiengesellschaft, Singapore Branch; Aozora Bank Ltd.; and Natixis, Singapore Branch joined the Facility as Mandated Lead Arrangers. The Bank of Tokyo-Mitsubishi UFJ. Ltd, Jakarta Branch; PT Bank Mizuho Indonesia; and Rabobank International, Singapore Branch participated as Lead Arrangers and PT Bank UOB Indonesia as Arranger, while Bank of China Limited and Chinatrust Commercial Bank joined as Lead Managers.

Johnny Swandi Sjam, President Director of Indosat said: "Indosat is very pleased with the tremendous support received by this syndication and the record time of six weeks within which the transaction was concluded. This represents a strong vote of confidence in Indosat as a leading company in Indonesia".

A spokesman for the Mandated Lead Arrangers stated: "The huge oversubscription of this Facility and the large number of international banks that joined are a true testament of the fundamental strength and market position of Indosat. We are very pleased to have arranged this Facility, which is one of the largest foreign currency denominated syndicated term loan facilities for an Indonesian corporate year to date.”

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax: 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax: 62-21-3804045

Email: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.